UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

NGL Energy Partners LP

(Name of issuer)

Common Units Representing Limited Partner Interests

(Title of class of securities)

62913M107

(CUSIP number)

Krisy Lee, Chief Compliance Officer

c/o EIG Management Company, LLC

600 New Hampshire Ave NW, Suite 1200

Washington, DC 20037

(202) 600-3388

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Person EIG Neptune Equity Aggregator, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) PN

Item 1. Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Person on May 8, 2020, as amended by Amendment No. 1 thereto filed on September 4, 2020 (the “Original Statement,” and together with Amendment No. 2, the “Schedule 13D”) relating to the common units (the “Common Units”) representing limited partnership interests of NGL Energy Partners LP, a Delaware limited partnership (the “Issuer”), with principal executive offices at 6120 South Yale Avenue, Suite 805, Tulsa, Oklahoma 74136.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Original Statement. Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Original Statement.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following at the end thereof:

On November 12, 2024, affiliates of the Reporting Person party to the Board Representation Termination Agreement entered into a board representation termination agreement (the “Termination Agreement”) with the Issuer and certain other parties thereto, pursuant to which, among other things, the parties agreed to terminate the Board Representation Rights Agreement, effective November 12, 2024. The description of the Termination Agreement in this Item 4 is not intended to be complete and is qualified in its entirety by the text of the Termination Agreement, a copy of which is filed as an exhibit hereto and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5(a) - (e) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)	After giving effect to the sale of Class D Preferred Units and Warrants, the Reporting Person beneficially owns an aggregate of 0 Common Units, or 0.0% of the total number of Common Units outstanding. Such percentage is calculated based on 132,012,766 Common Units outstanding as of November 8, 2024, as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission on November 12, 2024.

(c)	On November 22, 2024, the Reporting Person sold all previously reported Warrants for an aggregate consideration of $5,000,000. In addition, the Reporting Person previously sold, on November 13, 2024, all of the previously reported Class D Preferred Units (which are not convertible into, and therefore do not represent ownership of, Common Units) in a private transaction for an aggregate consideration of $532,952,125.

(d)	Not applicable.

(e)	On November 22, 2024, the Reporting Person ceased to beneficially own 5% of the outstanding Common Units.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

The information set forth in Item 4 of the Schedule 13D is hereby incorporated in Item 6 and added at the end thereof.

Item 7. Materials to be Filed as Exhibits.

Exhibit 7	Board Representation Termination Agreement, dated as of November 12, 2024, by and among NGL Energy Holdings LLC, NGL Energy Partners LP, EIG Management Company, LLC and FS/EIG Advisor, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Date: November 22, 2024

EIG NEPTUNE EQUITY AGGREGATOR, L.P.

By:	EIG Neptune Equity GP, LLC, its general partner

By:	EIG Asset Management, LLC, its managing member

By:	/s/ Matthew Hartman
Name:	Matthew Hartman
Title	Managing Director

By:	/s/ Nicholas Williams
Name:	Nicholas Williams
Title:	Senior Vice President